DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

[redacted]

08002580

File No. 82-5201 **SUPPL**

May 14, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (“**Gamesa**”), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa’s exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly Report First Quarter 2008

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/mek
Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

dlw 5/19

Gamesa

Quarterly Report

1st Quarter 2008

Madrid, May 14, 2008

Table of Contents

Switch to Wind Energy as main driver for growth

Gamesa

Consolidated Group

Divestment of Gamesa Solar

2007 Data (Million euros)

Sales: 207

EBITDA: 26

Net Profit: 18

Contribution of 5% to the group aggregated EBITDA

Pro-Forma data excluding Solar business (Million euros)	2007 12 Months(1)
Sales	3,071
EBITDA	443
Net Profit	203
WC/Sales	22%
NFD	192
NFD/EBITDA	0.4x

Note: The figures presented are not audited.
Pro-forma 2007 in which Solar is classified as discontinued operations.
(1) Without discontinued operations.

Highlights for the 1st Quarter 2008...

Gamesa

Consolidated Group

- ✓ International sales account for 62% of turnover

- ✓ Production pace maintained at the rate of 3,600 MW per year with:
  - ✓ Tensions continue in the supply chain
  - ✓ Raw material prices increase

- ✓ Andalusia and Galicia published a Request for Proposals related to new wind farm connection rights

... which represent a trend towards:
+ Sales
+ Results
+ Cash Flow Generation

Gamesa

Consolidated Group

Pro-Forma data excluding Solar business (Million euros) (1)	1Q2007	1Q2008	Var. 1Q07 /1Q08
Sales	611	798	+31%
EBITDA	70	97	+39%
Net Profit	19	34	+80%
WC/Sales	50%	34%	- 16pp
NFD	879	584	
NFD/EBITDA	2.1x	1.2x	- 0.9x

Note: The figures presented are not audited.
The Solar business' contribution in 1Q 2008 has been classified under discontinued operations.
For comparison purposes, a Pro-Forma 2007 has been carried out in which Solar is also classified as discontinued operations.
(1) Without discontinued operations

Table of Contents

A significant driving force for sustainable growth ...

Gamesa

Wind Turbine Generators: Highlights for the period

- ✓ +25% growth in MWe sold of wind turbines, 67% of which were in international markets
- ✓ Consolidation of the new commercial conditions (ExWorks sales)
- ✓ Transfer of deliveries to the second half of the year
- ✓ Work in Progress is a lower percentage of sales
- ✓ Supply Chain Management
  - ✓ Start-up of the new generator facility in China (700 MW)
  - ✓ Bottlenecks in bearings and successful management of INDAR generator delivery disruption
  - ✓ Increase in raw material prices (steel)
- ✓ Warranty provisions up to 4% of sales

… with an outstanding performance of the 2 MW machine and an increasing contribution by the international markets

Gamesa

Wind Turbine Generators: Activity

Evolution of MWe sold



669 MWe sold
+25%
836 MWe sold
485
184
28%
529
(+9% growth vs. 1Q07)
182
125
15%
1Q2007
1Q2008
Var. WIP (2)
Available ExWorks (1)
Delivered
% Var. WIP over MWe sold

(1) Stock variation of invoiced finished products, available for delivery
(2) Stock variation of not-invoiced finished products

Geographic sales Mix (MWe)



33%
23%
14%
25%
5%
Spain
USA
China
Rest of Europe
Rest of World

Product Mix (MWe sold)



73%
27%
G8x
G5x

The 1Q results demonstrate consolidation in international activities with growth, margin improvements and a reduction in working capital

Gamesa

Wind Turbine Generators: Results

(Million euros)	1Q2008	Var. 1Q07/1Q08	
Sales	681	+22%	✓ Volume ✓ Geographic mix
EBITDA	93	+45%	✓ Reduction in start-up costs related to the learning curve with new facilities and new suppliers
EBITDA/Sales	14%	+2pp	
WC/Sales	19%	- 16pp	✓ Improvement in cash collection cycle due to commercial conditions
CAPEX	19	-25%	✓ Main investments planned for the second half of the year

Note: Figures presented for 1Q2008 are not audited.

Table of Contents

Seasonality, with advances in 1Q and focus on wind farm value ...

Gamesa

Wind Farms: Highlights for the period

- ✓ **Overcoming the activity's seasonality**
- ✓ **Promotion sales in the United States (Phase II)**
- ✓ **Progress in obtaining Permits, Licenses and Authorizations, as well as in wind farm construction**
- ✓ **Significant level of deliveries planned for the second half of the year**

... while maintaining wind farm value proposal

Gamesa

Wind Farms: Activity

Evolution of MWe sold



72 MWe sold
94 MWe sold
+30%
144 MW
78
16
1Q2007
-72
1Q2008
☐ WIP Var.(2)
☐ Firm Sales (1)

Geographic sales mix 1Q08 (MWe)



71%
12%
5%
5%
4%
2%
1%
Spain
USA
Portugal
Italy
France
Germany
Mexico

(1) Wind farm ownership transferred to customer, includes wind farms sold at PLA and at PAC. Firm MW sold in 1Q 2007: 144
(2) Stock variation of wind farms in WIP

Sales growth due to greater progress in wind farms under construction and EBITDA/MW improvement through project priorization

Gamesa

Wind Farms: Results

(Million euros)	1Q2008	Var. 1Q07/1Q08
Sales	167	+113%
EBITDA	12	+43%
EBITDA/MWe	0.125	+10%
WC/Sales	88%	

- ✓ **Progress in construction and promotion**
- ✓ **Contribution of promotion sales**
- ✓ **Wind farms under construction**

Note: Figures presented for 2008 are not audited.

Table of Contents

Trend of growth and profitability continues in key objectives through progressive implementation of 2006-2008 Business Plan strategic actions

Gamesa

Conclusions



CAGR 06-08= +33%
EBITDA (Million euros)
55
70
97
1Q2006
1Q2007
1Q2008
CAGR Target >15%
ROCE (%)
10
12
14
1Q2006
1Q2007
1Q2008
2008 Target >16%
NFD / EBITDA (x)
3.8x
2.1x
1.2x
1Q2006
1Q2007
1Q2008
2008 Target < 2.5x

Note: The figures presented are not audited.
Pro-Forma 2006 and 2007 in which Solar is classified as discontinued operations.

Outlook for 2008

Gamesa

Conclusions

- ✓ De-consolidation of the solar-photovoltaic activity
- ✓ Maintenance of production pace at 3,600 MW per year
- ✓ Significant concentration of deliveries forecast for the 2nd half 2008
- ✓ Raw materials prices (steel and oil) affect deliveries and international project costs
- ✓ Integrated improvement management programs are operative
- ✓ Submission of bids in response to public tenders by local Spanish Administrations
- ✓ Promotion of wind farms in China
- ✓ Breaking into new markets in Asia (India)

Q&A

Gamesa

Thank you

Disclaimer

Gamesa

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail."

About Gamesa

- Gamesa is a company specialized in technology for energy sustainability, mainly wind power. Gamesa is the market leader in Spain and is positioned worldwide among the most important WTG manufacturers with a market share over 15% in 2007.
- In 2007, renewable energy activities took Gamesa's turnover up to 3,274 Million euros with a workforce of almost 7,000 people.
- Gamesa has installed 13,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 2,78 million petroleum equivalent tons / year and a reduction in CO2 emissions of 20,6 tons / year.
- With a portfolio of more than 21,100 MW of wind farms in different phases of promotion in Europe, America and Asia and branches in 13 countries, Gamesa is positioned as one of the world's most important companies in wind farm promotion and development activities.

Investor Relations Team **+34 94 431 76 05**

Maite Bermejo **mbermejo@gamesacorp.com**
Leire Martínez **lmartinez@gamesacorp.com**
Beatriz García **bgovejero@gamesacorp.com**

Gamesa

ACTIVITY REPORT

Madrid, May 14, 2008

Results Presentation

First Quarter 2008 –

Switch to Wind Energy as main driver for growth

In order to focus on activities of profitable and sustainable growth where the company holds a competitive technological edge, Gamesa announced the sale of its Solar Division for €261 million Enterprise Value on February 28. The effective closing of the deal came about on April 23 under the same terms as those announced.

In 2008, Gamesa will therefore focus on its Wind Energy activity, which has two differentiated business units:

- **Wind Turbine Generator Design and Manufacturing**
- **Promotion and Sale of Wind Farms**

If the contribution made by the Solar business is de-consolidated from the accounts at the end of 2007, the pro-forma figures set out below are obtained, as a reference for the beginning of 2008:

(Millon EUR)	Pro-Forma 2007(1) excluding Solar business
Sales	3,071
EBITDA	443
Net Profit	203
WC/Sales	22%
NFD	192
NFD / EBITDA	0.4x

Note: The figures presented are not audited.
Pro-Forma 2007 in which Solar is classified as discontinued operations.
(1) Without discontinued operations

The highlights for the first quarter of 2008 supported a trend of growth in sales, profitability and greater cash flow generation

The three highlights for the period can be summed up as follows:

✓ **Greater contribution of international sales to the group's results.** The consolidated group's sales rose by 31% in the first quarter of the year when compared to the same period in the preceding year, 62% of which were made outside Spain.

✓ **Manufacturing pace of 3,600 MW / year consolidated in the 1st quarter.** The production pace of Gamesa's industrial base has kept up with the level reached at the end of 2007, 3,600 MW per year, which is in turn the average manufacturing pace targeted for 2008. This came about in an environment of continued tensions in the supply chain as regards specific components and in a context of significant rises in the price of basic raw materials like steel and oil.

The production pace was kept up thanks to the positive evolution of productivity at international plants and the ongoing collaboration of suppliers, which are a key element in the activity's growth.

- ✓ **New tenders to award wind farm connection rights in Spain.** Andalusia and Galicia have published a Request for Proposals for new connection rights in the first quarter of 2008, which resolution is expected for the second half of 2008. These tenders contribute by giving more visibility to the Spanish market's evolution concerning its support for renewable energies, and more specifically wind energy.

1st Quarter Results 2008 – Consolidated Group

The business' positive evolution during the first quarter of the year has allowed the company to attain a level of sales growth exceeding 30% with a significant improvement in margins when compared to the same period in the preceding year.

Likewise, the continuous management of working capital and the contribution made by the new sale commercial conditions have enabled working capital over sales to be contained.

The contribution made by the two business activities – the Design and Manufacturing of Wind Turbine Generators and the Promotion and Sale of Wind Farms – led to a profitable and sustainable growth in the consolidated group's results.

Pro-Forma data excluding Solar business *(Million EUR)* (1)	**1Q2007**	**1Q2008**	**% Var. 1Q07/1Q08**
Sales	611	798	+31%
EBITDA	70	97	+39%
Net Profit	19	34	+80%
WC/Sales	50%	34%	- 16pp
NFD *NFD / EBITDA*	879 2.1x	584 1.2x	-34% -0.9x

Note: The figures presented are not audited.
The Solar business' contribution in 1Q 2008 has been classified under discontinued operations.
For comparison purposes, a Pro-Forma 2007 has been carried out in which Solar is also classified as discontinued operations.
(1) Without discontinued operations

Wind Turbine Generators:
A Significant Driving Force for Sustainable Growth

An **increase of 25% in MWe sold of wind turbine generator** came about in the first quarter of 2008 when compared to the same period in the preceding year, to reach a total of 836 MWe. This was achieved through an improvement in productivity at both Spanish and international plants, the advances made in synchronized component planning and the development of suppliers' capacity.

(MW)	1Q2007	1Q2008	% var.
MW delivered to customer	485	529	+9%
+ Variation in MWe Available ExWorks	-	+182	-
+ Variation of MWe Work in Progress	+184	+125	-32%
MWe Sold	**669**	**836**	**+25%**

The activity's seasonality led to a 9% increase in the MW delivered when compared to the 1st quarter of 2007, **transferring the deliveries to the second half of the year**.

Additionally, the consolidation of the new **ExWorks sales conditions**, which contributed with 182 MW, meant that **85% of the MWe sold in the 1st quarter of 2008 were invoiced to clients**.

Hence the contribution made by the increase of work in progress to sales was situated at 15% in the first quarter of 2008, as opposed to 28% in the same period of the preceding year.

This 25% growth in the MWe sold came about within an **environment of tensions in the supply chain** as regards certain components like bearings for the gearbox and for rotor. Gamesa was also able to successfully internally manage INDAR generator delivery disruption during the first quarter. The **context of price increases in certain raw materials** in the industry, such as special steels, is additionally worth highlighting.

This growth was essentially sustained by **the international markets, which accounted for 67% of all the MWe sold.** In addition, in the 1Q 2008, 70% of the activity still comes from the three countries that led global wind energy installations in 2007 thanks to Gamesa's good position in these strategic markets (United States, Spain and China).

Geographic sales Mix of Wind Turbine MWe	% 1Q 2008
Spain	33%
USA	23%
China	14%
Rest of Europe	25%
Rest of World	5%

This positioning is improved with the **start-up of the new generator plant in China located in the province of Tianjin with a capacity of 700 MW**, which began to operate at the end of the 1st quarter of 2008. Gamesa therefore culminated the international industrial expansion program annunciated in the 2006 – 2008 Business Plan. The company now has 32 plants around the world, including:

- 25 plants in Spain of nacelle assembly, as well as blades, gearboxes, generators, electric components, control software and towers manufacturing (the latest ones included within WINDAR Renovables).

- 4 plants in the United States (Pennsylvania) of nacelle assembly and blades and towers manufacturing.
- 4 plants in China (Tianjin province) of nacelle assembly and blades, gearboxes and generators manufacturing.

Additionally, the outstanding sale performance of the Gamesa product range should also be pointed out, which positioned the company with a world market share in the wind turbine generator manufacturing sector above 15% in 2007. This outstanding performance ensured Gamesa was ranked among the three most important manufacturers in the two product segments that concentrated, together, 93% of world demand in 2007: the "one-MW class, which accounted for 46% of global demand, and the "mainstream class", which accounted for 48% of demand.

In the 1st quarter of 2008, the product sales mix over Gamesa's total MWe sold was similar to 2007. 73% per cent of the MWe sold were accounted for by the G8x-2.0MW machine and 27% of the MWe sold were accounted for by the G5x-0.85MW machine. This demonstrates the **positive performance Gamesa's G8x-2.0MW machine continues to have.**

1Q 2008 Results

The good evolution in the first quarter of 2008 enabled the Wind Turbine Generator Design and Manufacturing Division to position itself as the group's **significant driving force for growth** through some results that reflect **sustainable and profitable growth, along with the management of working capital:**

(Million EUR)	**1Q2007**	**1Q2008**	% Var.
Sales	557	681	+22%
EBITDA EBITDA / Sales (%)	65 12%	93 14%	+45% +2pp
Net Profit Net Profit/Sales (%)	12 2%	33 5%	X>2 +3pp
WC/Sales	35%	19%	- 16pp
Capex	25	19	-25%

Note: Figures presented for 2008 are not audited.

The 22% growth in sales resulted from a rise of 25% in the volume of MWe sold and the contribution of sales in international markets like the United States (US$ - € exchange rate effect) and China (where the machine is sold without the tower). The major contribution to sales by these two markets provides greater growth in volume, but the rise in existing machine prices in these two markets is not reflected in the average turnover per MWe sold.

The improvements in margins compared to the 1st quarter of 2007 are worth highlighting. The EBITDA margin in the 1st quarter of 2008 reached 14%, 200 basic points above the EBITDA margin during same period in the preceding year. This improvement in margins mainly arose from **start-up and learning cost reductions in** Gamesa's new facilities and new suppliers that accompany us along the growth path, as well as from **transferring increased component and raw material costs to the sale price** under the conditions agreed upon in contracts.

The incorporation of **new ExWorks sale commercial conditions allowed the cash collection cycle to be improved**, maintaining working capital over sales at 19% (16 percentage points below the same period in the previous year).

In order to maximize **Return on Capital Employed**, added to working capital management, Gamesa made investments in the 1st quarter of 2008 amounting to €19 million, €6 million of which corresponded to R&D investments. The forecast schedule for investments concentrates a significant volume in the second half of the year.

Wind Farms:
Maintaining wind farms' value proposal with advance in activity and the seasonality of the period

The Wind Farm Promotion and Sales activity was characterized by the strong seasonality of the 1st quarter, **transferring deliveries to the second half of the year due to the wind farm's scheduling.**

Despite the quarterly cyclical nature of this activity, Gamesa made progress in **obtaining Permits, Licenses and Authorizations, as well as starting up the works and construction of wind farms, thereby ensuring 2008-2009 delivery commitments**. This fact has led to a 78 MWe increase in the stock of wind farms in progress, as well as greater investment linked to this work in progress due the projects' greater level of maturity (approaching the latest development phases).

Additionally, Gamesa carried out the **Phase II of the promotions sale packet in the United States started in 2007**, following up the value proposal for the wind farm portfolio, which exceeded 21,000 MW in March, 2008.

MW	1Q2007	1Q2008	% var.
MW Firm Sales	144	16	-90%
MWe WIP Variation	-72	78	-
MWe Sold	**72**	**94**	**+30%**

In keeping with the target of **focusing on markets of profitability and growth**, 71% of the MWe sold by Gamesa in the first three months of the year were located in Spain. This was followed by the United States, which accounted for 12% of sales, while countries like Portugal, Italy and France accounted for figures of around 5% each.

1Q 2008 Results

The evolution of the activity led to an **increase in sales coupled with an improvement of the EBITDA / MWe ratio as a result of prioritizing projects and a greater advance of wind farms in stock.**

(Milion. EUR)	1Q2007	1Q2008	% Var.
Sales	78	167	+113%
EBITDA EBITDA / MWe	8 0.114	12 0.125	+43% +10%
Net Profit Net Profit / Sales (%)	9 12%	8 5%	-10% -6pp
WC/Sales	103%	88%	- 15pp

Note: Figures presented for 2008 are not audited.

The 113% increase in sales compared to the 1st quarter of 2007 was essentially due to the greater contribution made in wind farms with greater level of maturity (greater investment associated to the latest development phases) due to the progress made in construction. Working capital over sales was maintained at 88% as a result of this greater progress in wind farms.

First Quarter 2008 progressing towards strategic objectives

The positive progress made towards meeting the strategic objectives of Growth, Profitability and Financial Strength demonstrates the **efficacy of the progressive implementation of the strategic actions** set out in the 2006 – 2008 Business Plan.

- Growth: **Maintaining compound annual EBITDA growth 1Q2006 – 1Q2008 at 33%**, above the 15% target set in the Business Plan.
- Profitability: **Return on Capital Employed situated at 14%**, much higher than the figure reached in 1Q2006 (10%) and in 1Q2007 (12%).
- Financial Strength: **Net Financial Debt over EBITDA of 1.2x**, below the target of 2.5x set for 2008.

Outlook for 2008

2008 began with the divestment of the Solar activity, which was effectively sold on April 23, 2008. The contribution made by the solar business to the first four months of the year has therefore been classified under discontinued activities since January 2008.

Focusing on the wind energy activity, the three markets chosen by Gamesa as strategic markets have very positive growth prospects. It is expected that Europe will maintain its position of leadership with targets set for 2020, and that the USA and Asia (China and India) will increase their contribution.

Following a customer-driven focus, Gamesa maintain a contractual visibility that guaranties its activities for the next two years in both wind turbine generators and wind farms.

The main challenges to be faced in 2008 are as follows:

- ✓ Significant concentration of deliveries for the 2nd half 2008
- ✓ Maintenance of production pace at 3,600 MW per year
- ✓ A significant increase in raw materials prices (steel and oil) will affect deliveries and international projects costs
- ✓ The implementation of integrated improvement management programs at facilities and in processes has already started, like the *Synchronous Manufacturing System* in China or the Six Sigma for operations.
- ✓ Submission of bids in response to public tenders by local Spanish Administrations
- ✓ Progressing towards obtaining wind farm promotion rights in China
- ✓ Breaking into new markets in Asia, like India

Disclaimer

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail."

END